Sierra Resource Group, Inc.

9550 S. Eastern Avenue, Suite 253

Las Vegas, Nevada 89123

August 8, 2012

Mr. Craig H. Arakawa

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sierra Resource Group, Inc.
Item 4.01 Form 8-K
Filed July 26, 2012
File No. 000—25301

Dear Mr. Arakawa:

We have reviewed your letter dated August 1, 2012. In response to that letter, on August 6, 2012 we have filed our Amendment to the Form 8-K filed on July 26, 2012. The amendment and updated Exhibit 16.1 confirm that there were no disagreements with our former auditor during the interim period from the date of the last audited financial statements until the date of dismissal of the former auditor, and correct the error you pointed out related to consultations with our newly engaged auditor, where we inadvertently referenced our former auditor with respect to reportable events described under Item 304(a)(1)(v) of Regulation S-K occurring in the Company’s two most recent fiscal years and the interim period. We have also included with that filing Exhibit 16.1, a letter from our former auditor.

In connection with this response, we acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in our filings, (b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Thank you for your help in this matter.

Sincerely,

/s/ J. Rod Martin, Chief Executive Officer